T. Rowe Price State Tax-Free Income Trust Georgia Tax-Free Bond Fund New York Tax-Free Bond Fund Maryland Tax-Free Bond Fund New Jersey Tax-Free Bond Fund Virginia Tax-Free Bond Fund

The funds' investment strategies will be revised to read:

The fund's weighted average maturity is expected to exceed 15 years but may be less than that when, in the judgment of the portfolio manager a shorter weighted average maturity is in the best interest of the fund.